Clark Wilson LLP
Barristers & Solicitors
Patent & Trade-mark Agents
800-885 W Georgia Street
Vancouver, BC V6C 3H1
Tel. 604.687.5700
Fax 604.687.6314

Reply Attention of	William L. Macdonald
Direct Tel.	604.643.3118
EMail Address	wlm@cwilson.com
Our File No.	30502-1 / D/LAS/840609.2

May 15, 2006

Securities and Exchange Commission
Division of Corporate Finance
100 F Street North East
Mailstop 7010
Washington, DC 20549-7010

Attention:	Todd K. Schiffman
Assistant Director

Dear Mr. Schiffman:

	Re:	Royaltech Corp. (the “Company”)
Amendment No. 1 to Registration Statement on Form SB-2
Filed February 13, 2006
Your File No. 333-131815

     Thank you for your letter of March 10, 2006 with your comments on the Company’s Registration Statement on Form SB-2, filed February 13, 2006. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Form SB-2
Prospectus Cover Page

1. We have eliminated the clause after OTC Bulletin Board: “or listed for trading or quotation on any other public market” on the prospectus cover page, on page 5 under, “Number of Shares Being Offered”, on page 13 under “The Offering” and, in the first paragraph under “Plan of Distribution”.

Prospectus Summary
Our Business, page 5

2. The first paragraph has been revised to clarify that the Company does not manufacture and market its products and has not yet obtained the right to manufacture and market its products. We have added the following:

HSBC Building 800 – 885 West Georgia Street Vancouver BC V6C 3H1 Canada Tel.: 604.687.5700 Fax: 604.687.6314
Some lawyers at Clark Wilson LLP practice through law corporations.

Our next step is to build capacity to manufacture and market the products in China, pending further financing. We have not entered into any agreements to sell our products to any customers.

Risk Factors
We may face regulatory difficulties for our products, page 8

3. We have revised the paragraph to disclose the actions that must be taken before sales can occur. To clarify, we have not begun the process of seeking the required licences and authorizations and there is no Company in China that is working on our behalf to obtain them.

The revised disclosure under We may face regulatory difficulties for our products now includes the following:

Although we have obtained the right to manufacture and market the four products from the inventor, Mr. Kang Zhang, we have not yet obtained the licenses and regulatory authorization to do so. Before manufacturing, marketing and sales can occur, we must obtain permission from Chinese regulators (Ministry of Public Health, SFDA and the provincial branches of the two ministries) or liaise with a local firm who can help us obtained the permission from the Chinese regulators. We will then need to build our own manufacturing capacity or jointly build manufacturing capacity with a local firm; and we also will need to negotiate service deals with local distributors, usually with biomedical and/or drug distributors who have established sales networks in China.

We do no yet have anyone in China who is working on these licenses and authorizations on behalf of our company.

We have also added the following disclosure under Competition:

Currently, Mr. Kang Zhang, the inventor of our four products, has granted Quark Biotech Ltd the right to manufacture and market the four products. Quark is unrelated to our company and is based in Zhejiang Province in China. Quark has completed all regulatory filings and has obtained all of the licenses from the Chinese regulators to manufacture and market the four products. Although licenses and regulatory filings are completed and approval for the four products has been granted to Quark Biotech Ltd., we may not be able to obtain these regulatory permissions. Quark will continue to hold this right of manufacturing and marketing the four products in the future and is a directly competitor of us in the market.

Risks related to Our Business, page 9

4. We have provided additional disclosure on which of the four products or products used in lieu of these products are currently in use in China. As well, we have described how widespread their use is and the names of other companies providing or producing the products.

The revised disclosure now includes the following:

Similar products to AFU and GPDA, two of our four products, are currently being sold and used as routine diagnostic tests nationwide in China. There are several biotech firms and drug manufacturers producing similar products, including Quark Biotech Ltd Shanghai Wantai biopharmaceuticals, Zhongshan Biotech and major

Western pharmaceutical firms such as Abbott lab, Bayer, Biosystems, Ortho Clinical Diagnostics, Johnson & Johnson. Among these competitors, only Quark Biotech Ltd. is producing the same products and is a direct competitor of us. However, Quark is currently only operating in Shanghai and Zhejiang Province in China, covering approximately 5% of the population of China.

We are not aware of any similar products currently on the market which compete directly with our 1,5-AG and Bc-True™, although several new companies are developing technologies aimed at the same market niche as the 1,5-AG and Bc-True™, and there may be others of which we are unaware.

Our potential competitors may succeed in developing products that are more effective or less costly (or both) than our products, and such competitors may also prove to be more successful than us in manufacturing, marketing and sales. Some of our potential competitors may be large, well-financed and established companies that have greater resources and, therefore, may be better able than us to compete for a share of the market even in areas in which we may have superior technology.

Selling Stockholders, page 14

5.        The Company did not intend to undertake a primary offering of its securities. As a result, the shares held by the Company’s affiliates will not be registered, and the Registration Statement has been revised accordingly. The Registration Statement now seeks the registration of 3,523,800 shares, or 27.06%, of the Company’s issued and outstanding common stock.

6.        Footnotes 1 through 8 (to the selling stockholders table), have been revised to include notes that relate to affiliates and, the price paid by those affiliates for the shares to be sold.

Description of Business Product Overview, page 23

7. We have revised the discussion for each of the four products to include subsections for market, future costs and competition. We have added the following disclosure:

Future Costs

All four of our test kits will share the same manufacturing capacity. We will require an estimated budget of $250,000 - $500,000, approximately 25% of which will be allocated to each product, to set up the capacity to produce and put the products to market before we are able to generate revenues. These costs will be funded from our working capital or, if required, through additional equity or debt financing.

Competition

     We face competition from several companies that manufacture and market products similar to the AFU test kit, including Quark Biotech Ltd., Shanghai Wantai biopharmaceuticals, Zhongshan Biotech and major western pharmaceutical firms such as Abbott lab, Bayer, Biosystems, Ortho Clinical Diagnostics and Johnson & Johnson. We believe the AFU test kit is competitive, if not superior, to similar products produced and marketed by our competitors. Our AFU test kit is intended to utilize techniques to provide improved accuracy, be more user-friendly and cost approximately 15 – 20% less than our competitors products.

8. Additional disclosures has been made for each of the four products. We plan to manufacture in China, however we do not yet know where in China we may choose or be able to manufacture our products. Our disclosure under Source and Availability of Raw Materials on Page 28 explains as follows:

“Currently one small private biotech firm in Zhejiang province manufactures and distributes the products. It started manufacturing and marketing and is maintaining a stable supply of the raw materials, such as plastic boxes, packaging materials, base reagents, reagent bottles, etc. Mr. Zhang, the inventor provides the key techno-parts to be used in final assembling of the kits. We are undertaking negotiation with this company and other firms to make an operating agreement to jointly produce the kits and expend the marketing in China.”

General

9. We have updated the Form SB-2 to include financial statements for the quarter ended December 31, 2005.

Financial Statements
Balance Sheet, page F-2

10.	We have revised to classify this amount as an asset.

11.	Note 2. Summary of Significant Accounting Principles, page F-6

12.	We have revised to disclose our accounting policy for research and development costs. As well, we have disclosed the amount of the product development costs incurred during each period.

Note 7. Commitment, page F-10

13. We have revised the disclosures regarding the licensing agreement to address the following:

·	the expiration and renewal terms of the agreement;

·	the parameters under which we share the licensed rights;

·	our rights and responsibilities for improving the existing kits and developing additional products and how these responsibilities are shared with Mr. Zhang; and

·	how we define “factory unit price” upon which the royalty fee is based.

The revised disclosure regarding our licensing agreement now reads as follows:

During the year ended September 30, 2005, the Company entered into a licensing agreement that granted the Company a license to distribute, promote, market and sell diagnostic test kits and assay techniques for 5 years in exchange for a fee of 12.5% of the factory unit price on kits produced. The Company has concurrent worldwide rights to manufacture and market the diagnostic test kits and assay techniques. In improving the techniques and development of additional products, the Company is responsible for providing high quality chemical reagents and expert consulting assistance. The licensor is responsible for the technology design and product testing and holds the proprietary rights over the current technology and products as well as any improvements to the technology. The factory unit price is the unit price charged for the product to distributors and dealers. The factory unit price will consist of the costs of the product, the royalty fee and the Company’s profit and will be agreed upon by the two parties [Bold added]. Fees are due within two months subsequent to production.

Mr. Zhang previously licensed the right to manufacture and market the test kits to a small private biotech firm, Quark Biotech Ltd., in Zhejiang, China. The Company and Quark Biotech Ltd. will have concurrent world-wide rights to manufacture and market the test kits and assay techniques that continue into the future. Neither the Company nor Quark Biotech Ltd. have regional or any other restrictions on the rights to manufacture and market the products.

The agreement also provides for certain rights and responsibilities to be shared among the Company and Mr. Zhang for improvements to existing kits and the development of additional products. The Company is responsible for providing (i) high quality chemical reagents (manufactured by U.S. and Canadian manufacturers) and (ii) expert opinions via connections with biotech firms and academic institutions in Canada and the U.S., when necessary as well as the cost/expenses in obtaining the expert consulting assistance. Mr. Zhang is responsible for technology design and product testing. In addition, Mr. Zhang holds the proprietary rights over his current technology and products, including any technology improvements resulting from the Company’s assistance, which improvements may be subject to future licensing agreements between Mr. Zhang and the Company.

Closing Comments

     Please find enclosed both clean and a black-lined version (four copies) of the Amended Registration Statement on Form SB-2/A. The Amended Registration Statement has also been filed on Edgar. The black-lined version of the Amended Registration Statement has been marked to show changes between the version filed on February 13, 2006 and the version filed herewith.

     We look forward to the receipt of any further comments which you may have in regard to the Amended Registration Statement shortly. Should you have any questions, please do not hesitate to contact the writer.

Yours truly,

CLARK WILSON LLP

Per: /s/ William L. Macdonald

William L. Macdonald

WLM/las

cc: Royaltech Corp.